

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 3, 2005

<u>via U.S. Mail</u>
Christopher D. Strong
President and Chief Executive Officer
Union Drilling, Inc.
South Pittsburg Technology Park
3117 Washington Pike
Bridgeville, PA 15017

>   **Re: Union Drilling, Inc.**
>   **Amendment No. 3 to Registration Statement on**
>   **Form S-1**
>   **File No. 333-127525**
>   **Filed October 25, 2005**

Dear Mr. Strong:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Unaudited Pro Forma Combined Consolidated Financial Information

Unaudited Pro Forma Combined Consolidated Statement of Operations, page 26

1.   We have read the information you provided in response to prior comment 4,
        setting forth your rationale for characterizing the transaction with SPA Drilling
        L.P. as a business acquisition. We understand that while you agreed to complete
        drilling projects underway at the time of the transaction, you did not acquire any
        facilities, market distribution systems, operating rights, production techniques, or
        trade names; and are under no obligation to hire any employees, including sales
        personnel, and will not succeed to customer accounts or contracts.

        Nevertheless, we understand you believe you have accessed a new market and
        expect to be hiring many of the employees previously operating the rigs you have
        acquired. If you continue to regard the transaction as a business acquisition,
        please disclose the level of rig utilization at SPA Drilling L.P. for 2004 and the
        first quarter of 2005. In recording the transaction, you should adhere to the
        requirements of EITF 02-17, specifically the guidance in paragraph 8, as it
        pertains to valuing your customer relationships in your purchase price allocation.
        Further, you should expand the disclosures in your financial statements to comply
        with the requirements of SFAS 141.

2.   We note that you added pro forma adjustments to reflect expense for the
        participation rights that you anticipate recording in conjunction with your
        offering, for both the year ended December 31, 2004 and six months ended June
        30, 2005. Although disclosure about non-recurring charges that are directly
        related to the offering and which will be reflected in earnings within 12 months is
        appropriate, no adjustment should be made for such items in the pro form
        presentation. Expand your disclosure to indicate whether you believe this
        represents a non-recurring item, or one that will extend beyond a year. If
        retained, explain how you determined the charge would be the same for both
        periods.

3.   We understand from your response to prior comment 5 that you expect to record a
        charge of $1,039,000 for participation rights in conjunction with the offering, as
        you will then have determined the fair value of your stock held by Union Drilling
        Company LLC would exceed the threshold amount. You indicate that a figure of
        $16 per share was used as the basis for this computation. However, in
        determining that the value of these shares had not exceeded the threshold by a
        material amount as of June 30, 2005, you utilized 6,163,743 shares and $19 per

share, corresponding to the per share value received in an offering that closed April 1, 2005.

With regard to this analysis, tell us the reasons you did not use the actual number of shares outstanding of 16,226,590 at June 30, 2005, in calculating enterprise value. Also describe the factors you believe would account for the decline in value since April 1, 2005, and the reasons that sales at $19 per share do not provide sufficient evidence of the value of your stock, and would result in a value which would trigger a material charge in accounting for your participation rights. Finally, as requested in earlier comment 44, please disclose the mechanism by which these translate into the sharing of proceeds and recognition of compensation expense. It should be clear how benefits will be conveyed, whether you or Union Drilling Company LLC will be making payments if repurchased, the criteria that would be considered in making a determination to repurchase the rights, the time frame over which such activities may occur, and your expectations in this regard.

Disclose any alternatives of imparting benefits to the holders of the participation rights, and the relationship that exists between you and the participants, and Union Drilling Company LLC and the participants.

Management's Discussion and Analysis, page 32

Results of Operations, page 36

4.   We note that you did not comply with prior comment 7, in which we asked for information about revenues and margins for your footage and daywork contracts. As you recall, you had initially disclosed in your Business section that "…margins under footage contracts are generally larger than under daywork contracts." However, in your September 28, 2005 response to comment 23, you stated that "…margins under footage contacts, on average, are comparable to daywork contracts." We now understand, from your more recent October 25, 2005 response, that you are unable to support your earlier assertion that margins are comparable.

Under Instruction 2 to Item 303(a) of Regulation S-K, you are required to provide investors and other persons, information relevant to an assessment of your financial condition and results of operations, as determined by evaluating the amount and certainty of cash flows from operations. Since you characterize the footage contracts as having higher risk, relative to the daywork contracts, and indicate on page 51 that such contracts represent 38 percent of revenues, we believe you should apprise readers of the relative significance of these contracts, in terms of revenues, earnings, and cash flows for each period – to the extent that such information is available – to sufficiently address the greater level of uncertainty associated with footage contracts.

If any of this information is not available, you should disclose that fact and the reasons you do not believe it helpful from a managerial perspective. You should also explain whether you plan to continue negotiating both types of contracts in a manner comparable to the historical mix, and explain how utilizing provisions allowing conversion of footage contracts to daywork contracts will allow you to manage this risk.

Financial Statements – Union Drilling, Inc.

Note 2 – Description of Business and Summary of Significant Accounting Policies, page F-7

Property, Buildings and Equipment, page F-9

5. We note that you did not comply with prior comment 9, in which we asked you to provide detailed information about rig utilization, capitalized costs and depreciation. Although you identify other companies disclosing a straight-line methodology, we generally find that companies use this approach when the resulting expense is not materially different from that which would be recognized under a utilization-based model. The ability to make representation along these lines is a key consideration in determining compliance with the requirements of ARB 43, Chapter 9, paragraph 5. Given that your rig utilization has ranged from 26 to 48 percent over the periods presented, we believe you should expand your disclosure in MD&A to explain how recording depreciation of your drilling rigs without regard to utilization impacts the comparability of earnings when revenues change as a result of increases or decreases in utilization, due to the fact that under your methodology, depreciation is not variable.

Note 2 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

6. We understand from your response to prior comment 10 that you do not believe the effects of recording certain fees received in conjunction with a drilling contract as mobilization revenue, prior to the commencement of drilling activities, would be materially different than if you were to recognize such fees over the term of the drilling contract, as drilling services are provided. Based on the information you provided, we will not object to your conclusions in this regard. However, it appears that you continue to believe this is an acceptable method, stating that mobilization revenues "…are a discrete and separately recognizable

revenue stream." Under the circumstances, and considering that you have no contracts under which you provide mobilization services apart from drilling services, we are unable to concur with your view that advance recognition is consistent with the guidance in SAB Topic 13:A.3.f., IRQ 1. Therefore, we believe your policy disclosure will require further revision.

Exhibits and financial statement schedules

(a) Exhibits, page II-7

7.   We were unable to locate Exhibit "A" describing the personal property, machinery, and equipment identified in item 1.1.1 in Section 1.2 of Exhibit 10.12, relating to your option and asset purchase and sale agreement between Thornton Drilling Company and SPA Drilling, LP. Please revise to identify the location or to include the Exhibit.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Edwin T. Markham, Esq.
        Satterlee Stephens Burke & Burke LLP
        (212) 818-9606